Filed pursuant to Rule 433
Registration Statements Nos. 333-183618 and 333-183618-01
Relating to Preliminary Prospectus Supplement dated
March 10, 2014

U.S.$2,500,000,000 6.250% Global Notes due 2024

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)
Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A. - Petrobras
Form:	Senior Unsecured Notes
Offering:	SEC-Registered
Currency:	U.S. Dollars
Principal Amount:	U.S.$2,500,000,000
Maturity:	March 17, 2024
Coupon Rate:	6.250%
Interest Basis:	Payable semi-annually in arrears
Day Count:	30/360
Interest Payment Dates:	March 17 and September 17
First Interest Payment Date:	September 17, 2014
Gross Proceeds:	U.S.$2,494,300,000
Issue Price:	99.772%
U.S. Treasury Benchmark:	2.750% due February 15, 2024
Benchmark Treasury Spot and Yield:	99-23+ / 2.781%
Spread to Benchmark Treasury:	+ 350 bps
Yield to Investors:	6.281%
Make-Whole Call Spread:	+ 50 bps
Pricing Date:	March 10, 2014
Settlement Date:	March 17, 2014 (T+5)
Listing:	PGF intends to apply to have the notes approved for listing on the New York Stock Exchange

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof
CUSIP:	71647N AM1
ISIN:	US71647NAM11
Joint Bookrunners:	Bank of China (Hong Kong) Limited BB Securities Ltd. Banco Bradesco BBI S.A. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC
Co-Managers:	Banca IMI S.p.A. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Bank of China (Hong Kong) Limited at 852-2530 1901, BB Securities Ltd. collect at 44-20-7367-5800, Banco Bradesco BBI S.A. at 1-212-888-9142, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533.